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November 9, 2001


Steven C. Duvall
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 4-4
Washington, D.C. 20549-0404

            Re:  Ontro, Inc. Amendment No. 2 to Form S-3
                 Filed on October 5, 2001
                 File No. 333-59716

Dear Mr. Duvall:

         This will constitute application pursuant to Securities and Exchange Commission Rule 477 for the withdrawal of the captioned registration statement.

         We are applying to withdraw the captioned registration statement because of the position of the Division of Corporate Finance, with which we continue to respectfully disagree, that the offering described in the registration statement is a primary offering for which Form S-3 is not available. Our position is that no securities were sold in connection with the offering described in the captioned registration statement.

         Thank you for your attention to this matter.

                                                Very truly yours,
                                                /s/Kevin A. Hainley
                                                Kevin A. Hainley
                                                Chief Financial Officer

cc:  David A. Fisher
     Russell R. Slaughter, KPMG LLP